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                              May 15, 2024

       Jianping Kong
       Chief Executive Officer
       Nano Labs Ltd
       China Yuangu Hanggang Technology Building
       509 Qianjiang Road, Shangcheng District
       Hangzhou, Zhejiang , 310000
       People   s Republic of China

                                                        Re: Nano Labs Ltd
                                                            Annual Report on
Form 20-F for the fiscal year ended December 31, 2023
                                                            Filed April 8, 2024
                                                            File No. 001-41426

       Dear Jianping Kong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 20-F for the FIscal Year Ended December 31, 2023

       Introduction, page ii

   1.                                                   Please disclose
prominently within this section that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries in China.
Disclose whether or not you have any contractual arrangements with a variable
interest entity (VIE) based in China or whether you indirectly have a consolidating indirect
majority ownership interest in the PRC-based subsidiaries. To the extent you have a VIE
structure please expand your disclosures accordingly to describe the unique risks to
investors involved with this structure. Also disclose that you have not been or expect to be
identified by the Commission under the HFCAA, including the
                                                        impact of being
identified as a Commission-Identified Issuer. We note certain of these disclosures have been
included within Risk Factors, under the sub-heading Risks Related to Conducting Business
in China beginning on page 37. Please ensure to provide cross-
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         references of more detailed disclosure to the respective risk factor.

2. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and
         without limitation, we note your disclosure that    [y]our business,
prospects, financial
         condition and results of operations may be influenced to a significant degree by political,
         economic and social conditions in China,    "The PRC government has
significant
         oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals," and disclosure contained in your risk factor on page 40 titled
         "Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

Key Information, page 1

3. Notwithstanding the disclosures made in the Risk Factors sub-heading Risks Related to
         Conducting Business in China, please address the following prominently within Key
         Information separate from the Risk Factors, and provide a cross-reference to the specific sub-risk factor for more details:

                Disclose that trading in your securities may be prohibited under the Holding Foreign
              Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

                At the onset of Item 3, disclose the risks that your corporate structure and being based
              in or having the majority of the company   s operations in China
poses to investors. In
              particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For
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              example, specifically discuss risks arising from the legal system in China, including
              risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

                Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
              Regulatory Commission (CSRC), Cyberspace Administration of China
(CAC) or any
              other governmental agency that is required to approve the VIE   s
operations, and state
              affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

                At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
              investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated
              VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
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4.       We note your Risk Factor disclosure on page 52 that substantially all of your current
         officers and directors are nationals and residents of countries other than the United States.
         Please provide a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgments against these individuals. Reference is made to our disclosure previously provided in the Form F-1 Registration Statement, file number 333-
         266825, declared effective by the Staff on September 27, 2022.

Controls and Procedures
DIsclosure Controls and Procedures, page 134

5. Refer to the first paragraph. Please disclose whether based on that evaluation, your chief executive officer and chief financial officer concluded that, as of December 31, 2023, your disclosure controls and procedures ("DCP") were also determined to be not effective due to the material weakness identified in your internal control over financial reporting
         ("ICFR"). We note your current disclosure implies that DCP were not impacted, notwithstanding the ineffectiveness of your ICFR, and that you do not provide a conclusion regarding the effectiveness of DCP. Reference is made to
Item 307 of
         Regulation S-K. To the extent that ICFR has been determined to be ineffective due to the material weakness identified, we would expect your DCP also to be ineffective due to the overlap of controls. Further, in the second paragraph, please clarify if you had more than one material weakness, as we note disclosure in Risk Factors on page 27, MD&A-ICFR on page 95, and in your Management's Report on Internal Control over Financial
         Reporting on page 134, that only one material weakness had been identified, whereas your current disclosure refers to material weaknesses. Please revise.

Management's Annual Report on Internal Control over Financial Reporting, page
134

6.       Please address the following:

                In the paragraphs where you refer to management, please expand to disclose if your management includes the participation of your chief executive officer and chief financial officer.

                Under the heading of Internal Control over Financial Reporting on page 135, please expand to include within this section your implementation and remediation plans to address the material weakness identified. We note such discussion instead is provided under the heading, Change in Internal Control over Financial Reporting, with an expanded discussion in MD&A-ICFR on page 96, which expanded discussion should also be included herein.

                Under the heading of Change in Internal Control over Financial Reporting, please
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Nano Labs Ltd
May 15, 2024
Page 5
              revise to disclose if there were any change in your internal control over financial reporting ("ICFR") identified in connection with your evaluation of ICFR, other than those discussed above relating to the material weakness, that occurred during your fourth fiscal quarter (i.e., quarter ended December 31, 2023) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

                Please revise your Exhibit 12.1 and 12.2 Certifications to include the disclosure language required by paragraph 4(b) pursuant to the Instructions to Item 19 of Form
              20-F as pertaining to Exhibit 12, paragraph 4(b). In this regard, we note your currently filed Exhibit 12.1 and 12.2 Certifications discloses at paragraph
              4(b), [Reserved]. Given that this is your second annual report on Form 20-F after your initial public offering, you are required to comply with disclosure requirements of Item 308(a) of Regulation S-K, whereby the Exhibit 12.1 and
12.2 Certifications
              should include the disclosures for paragraph 4(b).

                Please file an amendment to your December 31, 2023 annual report on Form 20-F, in its entirety, to reflect the revisions as noted to your disclosure controls and procedures and internal control over financial reporting. Your amended filing should also include updated Exhibit 12 and Exhibit 13 Certifications accordingly. We refer you to the following Staff Compliance & Disclosure Interpretations ("C&DIs"): (i)
              Exchange Act Rules, C&DI No. 161.01, and (ii) Regulation S-K, C&DI No. 246.12.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameJianping Kong                                Sincerely,
Comapany NameNano Labs Ltd
                                                               Division of
Corporation Finance
May 15, 2024 Page 5                                            Office of
Manufacturing
FirstName LastName